Report of Independent Registered Public Accounting Firm

To the Board of Managers of
BNY/Ivy Multi-Strategy Hedge Fund LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that BNY/Ivy Multi-Strategy Hedge Fund LLC (the
"Fund") complied with the requirements of subsections (b) and
(c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2007. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007, and with respect to agreement of investment fund contributions and withdrawals, for the period from January 1, 2007 through March 31, 2007:


     We confirmed all investment fund positions held by the Fund directly with the underlying investment funds' general partners/managing members as of March 31, 2007.

     We obtained reconciliations between the Fund's accounting records and the confirmations provided by the underlying investment funds as of March 31, 2007 and where applicable, examined reconciling items above a certain threshold.

     We obtained an understanding of the Fund's controls for the period from January 1, 2007 through March 31, 2007 over the reconciliations of investment fund positions between the Custodian, the Administrator and the Adviser's accounting records.

     We agreed pending investment fund contributions and withdrawals for the Fund as of March 31, 2007 to the corresponding subsequent bank statements or confirmed activity with the underlying investment funds' general partners/managing members.

     We confirmed investment fund contributions and withdrawals made by the Fund directly with the underlying investment funds' general partners/managing members for the period from January 1, 2007 through March 31, 2007.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that BNY/Ivy Multi-
Strategy Hedge Fund LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2007, with respect to investment funds reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of BNY/Ivy Multi-
Strategy Hedge Fund LLC and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


               ERNST & YOUNG LLP

New York, New York
May 30, 2007




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 21247           03/31/07

2.   State Identification Number:

AL 31382 AK 60043777  AZ 35260  AR 60015245  CA 308-9543
CO IC-2003-24-816 CT 1023253  DE 43326  DC 60018128  FL
GA SC-MF-046588     HI SC-46588  ID 56132  IL 60006093 IN 03-0130RC
IA I-55257  KS 2003S0000723   KY 60010545   LA 64965
ME OIC10001500   MD SM20030450   MA 03033980  MI 940072
MN R45800.1  MS 60009337 MO 2003-00275   MT 49893   NE 56590
NV   NH        NJ MF-2390  NM 3888  NY    NC 3953  ND AK208
OH 37045  OK IC2065952   OR 2003-295    PA 03-03-027MF  RI
SC MF15761  SD 39505  TN RM03-2251 TX 75254  UT B00657202
VT 163657   VA 137247   WA60034437 WV MF-46965  WI 453928-01
WY 22603   PUERTO RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: BNY/Ivy Multi-Strategy
     Hedge Fund LLC

4. Address of principal executive office: (number, street, city, state, zip code) Joseph Murphy, 1 Wall
     Street, New York NY 10286

INSTRUCTIONS

The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

May 30, 2007

We, as members of management of BNY/Ivy Multi-Strategy
Hedge Fund LLC (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of rule 17f-2 as of March 31, 2007, and from January 1, 2007 through March 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2007 and from January 1, 2007 through March 31, 2007, with respect to investment funds reflected in the investment account of the Fund.

BNY/Ivy Multi-Strategy Hedge Fund LLC


By:

     /s/Joseph Murphy
     Joseph Murphy,
     President and Principal Executive Officer
     BNY/Ivy Multi-Strategy Hedge Fund LLC

     /s/Guy Nordahl
     Guy Nordahl,
     Treasurer and Principal Financial Officer
     BNY/Ivy Multi-Strategy Hedge Fund LLC